FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2005

Commission File Number 000-26165

IQ POWER AG
(Translation of registrant’s name into English)

Erlenhof Park Inselkammer Strasse 4 D-82008 Unterhaching, Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iQ POWER AG

Date: August 3, 2005	By: /s/ Peter E. Braun Peter E. Braun Chief Executive Officer

iQ Power AG Announces Completion of Investment in Korea Joint Enterprise

3 August 2005, Zug/Switzerland – iQ POWER AG (OTCBB: IQPOF, Frankfurt: IQPB) announce that it completed the acquisition of its 40% interest in iQ POWER Asia Inc., a company organized and existing under the laws of Korea, and the Korean joint enterprise originally announced in December 2004. The joint enterprise was formed to develop, manufacture and market innovative products for the Asian automotive market based on technology developed by iQ POWER.

In that process the iQ POWER AG acquired more then 1.783 million shares of common stock of iQ POWER Asia Inc. at a purchase price of Won 891,528,000 or approximately US$ 880,000, representing a 40% shareholding. The remaining 60% are held by KG Power, a company organized and existing under the laws of Korea, and Tae Soo Lee, a citizen of Korea. The 40% shareholding of iQ POWER AG in the joint venture cannot be diluted.

In connection with the investment by iQ POWER AG in iQ POWER Asia Inc., the joint venture iQ POWER Asia Inc. was designated as a “Foreign Invested Enterprise” (FIE) by the foreign exchange bank authorized by the Korean Ministry of Commerce, Industry and Energy pursuant to the Foreign Investment Promotion Law. As a foreign invested enterprise, iQ Power Asia Inc. is now eligible for certain benefits that may be offered by the Korean government.

In order to provide the technology for the joint venture enterprise, iQ POWER Licensing AG, a wholly owned subsidiary of iQ POWER AG entered into a licensing agreement with iQ POWER ASIA Inc as the licensee. Under the terms of the licensing agreement, iQ POWER Asia Inc. will pay iQ POWER Licensing AG additional licensing fees based on future production volumes of the Korean joint venture. Furthermore, the iQ POWER Licensing AG will be afforded an advance dividend of US$2 million from iQ POWER Asia’s net income.

About iQ Power AG Headquartered in Zug/Switzerland, iQ Power AG specializes in the development and marketing of intelligent systems solutions for electrical energy management (Smart Energy Management, SEM) in the power and wiring systems of automobiles and other forms of transportation.

Among the company’s many achievements was the world’s first software-managed, intelligent car battery. The development unit is iQ Power Deutschland GmbH of Munich and a wholly owned subsidiary of iQ Power AG. iQ Power AG is a publicly listed stock corporation (ISIN: CH0020609688), whose shares are traded on the Nasdaq OTC-BB (IQPOF), over the counter on the Frankfurt and Berlin Stock Exchanges, as well as on XETRA (IQPB, WKN: A0DQVL). – Please visit www.iqpower.com.

The following is a “safe harbor” statement under the private Securities Litigation Reform Act of 1995: Information published by iQ Power contains forward-looking statements regarding anticipated developments and agreements related to iQ Power’s Korean joint venture. These forward-looking statements address future events and conditions and involve inherent risks and uncertainties that may cause actual results to differ materially from anticipated results. Such risks and uncertainties include, but are not limited to, risks associated with iQ Power’s ability to achieve the objectives of its business strategy, iQ’s ability to raise additional financing on acceptable terms to fund its strategic plan, the accuracy and sufficiency of iQ’s anticipated operating budget to implement its strategic plan, risks related to the production and commercialization of the MagiQ battery, the ability of the Korean joint venture to effectively manufacture and market products using iQ technologies, iQ’s ability to generate revenue from the sale of its battery and energy management products and through licensing its technologies. The reader is cautioned not to place undue reliance on forward-looking statements.

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